Pricing Term Sheet	Filed pursuant to Rule 433
dated as of May 28, 2009	Registration File No. 333-159499
Supplementing the Preliminary
Prospectus Supplement
dated May 28, 2009

Take-Two Interactive Software, Inc.
Offering of

$120,000,000 aggregate principal amount of
4.375% Convertible Senior Notes due 2014
(the “Convertible Senior Notes Offering”)

The information in this pricing term sheet relates only to the Convertible Senior Notes Offering and should be read together with (i) the preliminary prospectus supplement dated May 28, 2009, including the documents incorporated by reference therein, and (ii) the related base prospectus dated May 27, 2009, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-159499.

Issuer:	Take-Two Interactive Software, Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	TTWO / The NASDAQ Global Select Market (“Nasdaq”).

Trade Date:	May 29, 2009.

Settlement Date:	June 3, 2009.

Notes:	4.375% Convertible Senior Notes due 2014 (the “Notes”)

Aggregate Principal Amount Offered:	$120 million aggregate principal amount of Notes (excluding the underwriters’ option to purchase up to $18 million of additional aggregate principal amount of Notes to cover over-allotments, if any).

Public Offering Price:	$1,000 per Note / $120 million total.

Underwriting Discounts and Commissions:	$30 per Note / $3.6 million total.

Proceeds, Before Expenses, to the Issuer:	$970 per Note / $116.4 million total.

Maturity:	The Notes will mature on June 1, 2014, subject to earlier redemption, repurchase or conversion.

Annual Interest Rate:	4.375% per annum.

Interest Payment and Record Dates:

Interest will accrue from June 3, 2009, and will be payable semiannually in arrears on June 1 and December 1 of each year, beginning on December 1, 2009, to the person in whose name a Note is registered at the close of business on May 15 or November 15, as the case may be, immediately preceding the relevant interest payment date.

Nasdaq Last Reported Sale Price on May 28, 2009:	$8.54 per share of the Issuer’s common stock.

Conversion Premium:	25% above the Nasdaq Last Reported Sale Price on May 28, 2009.

Initial Conversion Price:	Approximately $10.6750 per share of the Issuer’s common stock.

Initial Conversion Rate:	93.6768 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Conversion Trigger Price:	Approximately $13.8775, which is 130% of the Initial Conversion Price.

Optional Redemption:

The Issuer may, at its option, redeem for cash all, but not less than all, of the outstanding Notes at any time on or after June 5, 2012, but only if the last reported sale price of the Issuer’s common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date the Issuer provides the relevant notice of redemption to holders exceeds 150% of the conversion price in effect on each such trading day.

Any Notes redeemed by the Issuer will be redeemed for cash at the redemption price, which will be $1,000 principal amount of the Notes to be redeemed, plus all accrued and unpaid interest, plus additional interest, to, but excluding, the date fixed for redemption.

Repurchase at the Option of the Holder upon a Fundamental Change:

Upon a “fundamental change” as defined in the preliminary prospectus supplement dated May 28, 2009, the holders may require the Issuer to repurchase for cash all or a portion of their Notes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, including additional interest, to, but excluding, the “fundamental change purchase date” (as defined in the preliminary prospectus supplement dated May 28, 2009).

Use of Proceeds:

The Issuer estimates that the proceeds from the Convertible Senior Notes Offering will be approximately $116.4 million ($133.86 million if the underwriters exercise their option to purchase additional Notes in full), after deducting fees and before estimated expenses. The Issuer expects to use (i) a portion of the net proceeds for the cost of the convertible note hedge transactions after such cost is partially offset by the proceeds of the warrant transactions described in “Convertible Note Hedge and Warrant Transactions” in the preliminary prospectus supplement dated May 28, 2009 and (ii) the remaining proceeds for general corporate purposes.

Commissions and Discounts:

The underwriters have advised the Issuer that they propose initially to offer the Notes at a price of 100% of the principal amount of Notes, plus accrued interest from the original issue date of the Notes, if any, and to dealers at a price less a concession not in excess of 1.8% of the principal amount of the Notes, plus accrued interest from the original issue date of the Notes, if any. The following table shows the public offering price, underwriting discount and proceeds before expenses (which expenses, not including the underwriting discount, are estimated to be $600,000 and are payable by the Issuer) to the Issuer. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Note	Without Option	With Option
Public offering price	$1,000	$120,000,000	$138,000,000
Underwriting discount	$30	$3,600,000	$4,140,000
Proceeds, before expenses, to the Issuer	$970	$116,400,000	$133,860,000

Joint Book-Running Managers:	J.P. Morgan Securities Inc. (61%) and Barclays Capital Inc. (36%)

Co-Manager:	Citigroup Global Markets Inc. (3%)

Listing:	None

CUSIP Number:	874054 AA7

ISIN Number:	US874054AA76

Convertible Note Hedge and Warrant Transactions:

The convertible note hedge transactions cover, subject to anti-dilution adjustments substantially similar to those applicable to the Notes, the number of shares of the Issuer’s common stock underlying the Notes. The warrants issued to affiliates of the underwriters of the Notes cover, subject to customary anti-dilution adjustments, up to the same number of shares of the Issuer’s common stock. The cost of the convertible note hedge transactions, after being partially offset by the proceeds from the sale of the warrants, was $15 million.  If the option granted to the underwriters to purchase additional Notes is exercised, the Issuer may sell additional warrants and use a portion of the proceeds from the sale of the additional Notes, together with the proceeds from the sale of any additional warrants, to enter into additional convertible note hedge transactions.

Adjustment to Shares Delivered Upon Conversion Upon a Make-whole Fundamental Change or a Notice of Redemption:

The following table sets forth the number of additional shares to be added to the conversion rate per $1,000 principal amount of Notes in connection with (i) a “make-whole fundamental change” as defined in the preliminary prospectus supplement dated May 28, 2009 or (ii) a notice of redemption, for each stock price and effective date set forth below:

	Stock Price
Effective date	$8.54	$9.50	$10.00	$11.00	$12.50	$15.00	$17.50	$20.00	$25.00	$30.00	$40.00	$50.00
6/3/2009	23.4192	22.9595	21.0236	17.8442	14.3177	10.4635	8.0310	6.3848	4.3324	3.1218	1.7793	1.0700
6/1/2010	23.4192	22.2882	20.2325	16.8945	13.2650	9.4200	7.0832	5.5526	3.7110	2.6597	1.5156	0.9130
6/1/2011	23.4192	21.7309	19.4595	15.8255	11.9789	8.0845	5.8542	4.4708	2.9069	2.0652	1.1779	0.7114
6/1/2012	23.4192	20.1880	17.6727	13.7344	9.7361	5.9795	4.0411	2.9530	1.8532	1.3157	0.7656	0.4685
6/1/2013	23.4192	17.2208	14.3376	10.0014	5.9640	2.7782	1.5310	1.0056	0.6136	0.4510	0.2743	0.1704
6/1/2014	23.4192	11.4420	6.2228	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•                  If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•                  If the stock price is greater than $50.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•                  If the stock price is less than $8.54 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate exceed 117.0960 per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of notes—Conversion Rate Adjustments” in the preliminary prospectus supplement dated May 28, 2009.

Amendments to preliminary prospectus supplement dated May 28, 2009:

The first bullet on the top of page S-45 under “Description of notes—Conversion rights—General” in the preliminary prospectus supplement dated May 28, 2009 is amended to read in its entirety as follows:

“•  if we have specified a redemption date that is after a record date and on or prior to the third scheduled trading day following the corresponding interest payment date;”

The Issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities Inc., National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, (718) 242-8002 or Barclays Capital Inc., c/o Broadridge, Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, NY 11717, Barclaysprospectus@broadridge.com, (888) 603-5847.

This communication should be read in conjunction with the preliminary prospectus supplement dated May 28, 2009 and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.